STEVANATO HOLDING S.R.L.

TO
STEVANATO GROUP S.P.A.
VIA MOLINELLA, 17,
35017 PIOMBINO DESE – PADOVA
ITALY

Piombino Dese, April 24, 2025

RE: **SLATE OF CANDIDATE DIRECTORS FOR THE APPOINTMENT OF THE BOARD OF DIRECTORS OF STEVANATO GROUP S.P.A.**

The undersigned Sergio Stevanato, in his capacity as Chairman and legal representative of Stevanato Holding S.r.l. ("**Stevanato Holding**"),

provided that:

- the Ordinary Meeting of Shareholders of Stevanato Group S.p.A. (respectively, the "**Shareholders' Meeting**" and the "**Company**") was convened on May 23, 2025 to resolve, *inter alia*, upon the appointment of the members of the Company's Board of Directors (the "**Board of Directors**"), the determination of the term of the Board of Directors, the determination of the number of members of the Board of Directors, and the appointment of the Chairman of the Board of Directors, by notice published on April 11, 2025 (the "**Convening Notice**");

- pursuant to Article 16 of the Company's By-laws (the "**By-laws**"), the Shareholders' Meeting shall appoint the members of the Board of Directors based on slates of candidate directors submitted by shareholders holding, individually or jointly with other shareholders submitting each slate, shares carrying at least 5 per cent of the total voting rights attached to all the shares issued by the Company;

- Stevanato Holding holds no. 223,293,976 Class A shares of the Company, which as of the date hereof represent 73.73% of the Company's share capital and grant Stevanato Holding with approx. 93.10% of the total voting rights attached to the Company's shares (taking into account the treasury shares held by the Company),

pursuant to Article 16 of the By-laws and the provisions of the Convening Notice, on behalf of Stevanato Holding,

hereby submits

the following slate of candidates for the office of director of the Company:

SLATE OF CANDIDATE DIRECTORS		
	CANDIDATES	***CANDIDATES' STATEMENTS***
1.	FRANCO STEVANATO	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;*

		- *professionalism and skills required to perform the tasks entrusted to the Company's Directors.*
2.	SERGIO STEVANATO	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors.*
3.	MADHAVAN BALACHANDRAN	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company.*
4.	FABRIZIO BONANNI	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company.*
5.	WILLIAM FEDERICI	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company.*
6.	KAREN FLYNN	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company.*
7.	SUE JEAN LIN	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company.*
8.	ELISABETTA MAGISTRETTI	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;*

		- *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company;* - *enrolled in the Italian Register of Legal Auditors (Registro dei revisori legali) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010.*
9.	DONALD EUGENE MOREL JR.	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company.*
10.	LUCIANO SANTEL	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors;* - *independence requirements set forth under Article 2399 of the Italian Civil Code;* - *independence requirements set forth under the United States law and the New York Stock Exchange regulations applicable to the Company;* - *financial literacy requirements set forth under the Unites States regulations and the New York Stock Exchange regulations applicable to the Company;* - *accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company.*
11.	ALVISE SPINAZZI	- *Eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code;* - *professionalism and skills required to perform the tasks entrusted to the Company's Directors.*

The undersigned also submits to the Shareholders' Meeting, on behalf of Stevanato Holding, the proposals to:

- appoint the abovementioned candidate directors as members of the Board of Directors for the period of one financial year, *i.e.* for the period elapsing from the date of the Shareholders' Meeting to the date of the approval of the financial statements of the Company ending on December 31, 2025; and

- appoint Mr. Franco Stevanato, if elected as director of the Company, as Chairman of the Board of Directors of the Company pursuant to Article 17.3 of the By-laws.

The following documents are attached hereto:

1. a *curriculum vitae* of each candidate director;

2. the statements by which each candidate director accepts his/her candidacy and certifies, under his/her own responsibility, that he/she possesses the eligibility and integrity requirements provided for in Article 15.3 of the Bylaws, and, as the case may be, the independence requirements provided for in Article 15.4

of the By-laws, as well as the independence, expertise and competence requirements provided for in Articles 23.3, 23.4 and 23.5 of the By-laws.

STEVANATO HOLDING S.R.L.

Firmato digitalmente da:
Stevanato Sergio
Firmato il 24/04/2025 11:39
Seriale Certificato: 3636070
Valido dal 06/06/2024 al 06/06/2027
InfoCamere Qualified Electronic Signature CA

(Sergio Stevanato)

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. Franco Stevanato,

born in Venice (Italy)

on 27/12/1973, ID Card/Passport no. [redacted], with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 23, 2025 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2025, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code **(*)** and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☐ to meet the independence requirements set forth under article 2399 of the Italian Civil Code **(**)** ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☐ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company **(***)** ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

________Piombino Dese___________, April 11, 2025.

____

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Franco Stevanato.

Son of Sergio Stevanato, Franco Stevanato graduated in Political Science from the University of Trieste in 1998 and attended an Advanced Management Program at the Kellogg School of Management in 2015.

During his university years, he gained professional experience in the sales department of Saint Gobain in France. Upon completing his studies, he joined the family business, initially taking up a role in sales. Over the years, he has been the key figure and driving force behind the internationalization of the Group and its continuing development from product diversification – via strategic acquisitions and in-house innovations – to enhanced managerial processes and structural improvements. He also contributed to improving the Stevanato Group's corporate governance by building an effective infrastructure to support decision making and promoting a skills-based board that benefits from specialist expertise and meaningful perspective. He has been CEO of the Group from 2010 to 2020 and between 2021 and 2023 he has served as Executive Chairman of the Board. Since May 2024 he has been serving both as CEO and Executive Chairman of the Group.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. _____Sergio Stevanato______________________________________,

born in _____________________Venice__________________________ (_____________Italy____________)

on __________20.03.1943________, ID Card/Passport no. ____________ [redacted] ________, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 23, 2025 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2025, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

☐ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

☐ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

_______Piombino Dese_______, April 11, 2025.

____

(Nominee's signature)

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Sergio Stevanato.

Son of Giovanni Stevanato, founder of the Stevanato Group, Sergio Stevanato has been actively involved in the family business since high-school. He graduated in law from the University of Ferrara in 1969, to then take the leadership of the company. He has spent his whole career in the family business of which he is currently the Emeritus Chairman. In 2007 he was awarded by the President of the Italian Republic the honorary recognition of Knight of Labor (*Cavaliere del Lavoro*) for his achievements as an entrepreneur.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./~~Ms./Dr.~~ Madhavan Balachandran,
born in Chennai, India ( )
on 14 January 1951, ~~ID Card~~/Passport no. [redacted], with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 23, 2025 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2025, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

- [X] to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code **(*)** and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors [1];
- [X] not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy [2];
- [X] to meet the independence requirements set forth under article 2399 of the Italian Civil Code **(**)** [3];
- [ ] to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 [4];
- [X] to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company **(***)** [5];

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

- to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (6);

- to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) (7);

- to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law (8);

- to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company (9).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* (10) and a copy of a current ID Card/Passport.

Westlake Village California USA, April 11, 2025.

[signature]

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

MADHAVAN (Madhu) BALACHANDRAN

Senior executive with broad and deep experience in biotechnology and pharmaceuticals

EXPERIENCE

Boards

- Trustee, Keck Graduate Institute Board of Trustees (2016 to 2021)
- Independent Director, Catalent Inc., a CDMO (2017 to 2024)
- Independent Director, uniQure N.V., a clinical stage gene therapy company (2017 to present)
  Chair of the Compensation Committee
- Independent Director, Stevanato Group, a primary sterile packaging and device company (2018 to present)
  Chair of the Compensation Committee
- Independent Director, ADRx, a private biotechnology company (2019 to present)
- Independent Director, A2 Biotherapeutics, a private cell therapy company (2019 to present)

Nutcracker Therapeutics Inc. 2020 to 2022
(50 staff, biotech start-up developing mRNA therapies)
COO

- Responsible for CMC and Operations

Amgen Inc. 1997 to 2016
Executive Vice President Operations 2012 to 2016

- Responsible for Amgen's operations (manufacturing, quality, process development, supply chain, and engineering), 5800 staff, gross expense budget of $2.7b, cost of goods manufactured/year of $1.7b
- Senior member of Amgen's CEO team that achieved the following:
  - Set therapeutic area and product strategies
  - Launched an unprecedented 6 new products in 2015
  - Expanded Amgen's business from 50 countries to over 100 countries
  - Developed business and capabilities through multiple partnerships, licenses, and acquisitions
  - Improved Amgen's operating margin from 38% to 52%
- Led global Operations team to achieve enterprise goals:
  - Enhanced resilience of the supply chain and maintained unique record of zero supply shortages
  - Completed an innovative and groundbreaking protein manufacturing operation in Singapore in record time and budget (1/2 the time and 1/5 the capital of a conventional facility of equivalent capacity)
  - Implemented best practices in identifying, challenging, developing, and rewarding talent at all levels leading to effective transfer of responsibility to a new generation of leaders in Operations

Senior Vice President Manufacturing 2007 to 2012

- Responsible for Amgen's commercial manufacturing operations at 7 sites and 11 plants, 4200 staff, gross expense budget of $1.2b, cost of goods manufactured/year of $1.5b

- Member of Amgen's highest cross-functional product review board that guides both the commercialization of pipeline products from Phase 2 through licensure and the lifecycle management of commercial products with extensions and entries into new countries
- Senior member of Operations' leadership team that achieved the following:
  - Developed a strategy for Operations aligned with Amgen's strategy, with an emphasis on operational excellence, developing staff, improving the Quality System, ensuring supply, managing risk, reducing cycle times, and improving economics.
  - Reduced cost of sales as a % of sales by 2%
  - Developed and implemented an Amgen BOD-approved plan to mitigate and diversify supply risk, based on strengthening current operations, investing in technology, managing inventory, and diversifying sources of supply
  - Created within Operations a culture of operational excellence and trained all staff in the techniques of continuous improvement and lean operations, resulting in reduced errors (by 90%) and lower level of product complaints (by 50%)
  - Reduced the amount of product scrap from $200mm in 2007 to $25mm in 2009 by improving planning and aligning demand and supply

Vice President Puerto Rico Operations 2002 to 2007

- Responsible for Amgen's largest and most complex manufacturing site with multiple functions including Manufacturing, Quality, Supply Chain, Engineering, Process Development, Human Resources, Finance, Information Systems; 6 plants, 2000 staff
- Led the site during a period of major growth from 400 staff to 2000 staff; 40mm units/year to 100mm units/year; <$100mm/year gross expenses to >$400mm/year
- Managed large capital projects leading to licensure in multiple regulatory regions of 2 new bulk manufacturing plants and 3 bulk protein manufacturing technology transfers
- Developed a curriculum in Industrial Biotechnology with the University of Puerto Rico to train and prepare students and staff for a career in the industry and meet Amgen's growing needs for skilled staff

Vice President Information Systems 2001 to 2002

- Responsible for IT infrastructure and information systems in Operations, Sales and Marketing, administrative functions

Senior Director Engineering and Operations Services 1999 to 2001

- Responsible for Amgen's capital program of $300mm/year and all facilities maintenance services in Thousand Oaks

Associate Director/Director Engineering 1997 to 1999

- Responsible for Amgen's $300mm bulk protein manufacturing expansion in Colorado
- Worked with functions across the company and with the FDA to achieve licensure in 3.5 years

Copley Pharmaceuticals Inc. Canton, Massachusetts 1995 to 1996

($170mm/year sales, 500 employees, 300 employees in Operations, Hoechst subsidiary)
Executive Vice President Operations

- Responsible for production, engineering, supply chain, procurement

- Increased throughput by 25%, decreased failure rate from 6% to 4%, improved safety by 50%, reduced back orders from $6mm to $3mm, worked with R&D and Sales and Marketing to increase speed of launching new products

Burroughs Wellcome Co. North Carolina 1984 to 1995

Vice President Engineering 1993 to 1995

- Responsible for all capital projects, environmental and safety operations, and facility maintenance at the Greenville manufacturing and Research Triangle Park research sites
- Completed construction, validation, licensure of grass roots sterile manufacturing plant ($150mm) within budget and schedule

Director Sterile Products Facility Project 1991 to 1993

- Responsible for all aspects of a new sterile products plant, 360000 sq. ft, incorporating innovations in formulation, filling, freeze drying, sterilizing, and cleaning
- Worked with the FDA (review chemists and field inspectors) on a frequent and regular basis to review progress and address FDA comments resulting in successful FDA inspections in 1995

Director Chemical Manufacturing Division 1989 to 1991

- Responsible for the Chemical Manufacturing Division (5 plants, 150 staff, operated 24 hours/day, 7days/week) that produced all the company's bulk actives
- Worked with R&D to increase the yield of bulk actives by 10% in two years

Department Head Bulk Chemical Manufacturing 1987 to 1989

- Responsible for production of all large volume bulk actives in the Chemical Manufacturing Division

Group Leader Engineering 1984 to 1987

- Managed an engineering group that implemented large capital projects in pharmaceutical manufacturing

Battelle Memorial Institute, Columbus, Ohio 1980 to 1984

- Research scientist in a multinational, 6000 employee, research and consulting organization. Promoted to Principal Research Scientist in 1983. Worked on a variety of technical projects for private industry and the US Government.

Burroughs Wellcome Co. 1975 to 1980

- Started career at Burroughs Wellcome as a Project Engineer. Promoted to Senior Project Engineer in 1978 and Group Leader in 1979. Managed the chemical engineering group and implemented projects in pharmaceutical, sterile, and chemical manufacturing.

EDUCATION

MBA, East Carolina University, 1979

MS (Chemical Engineering), State University of New York, Buffalo, 1974
Bachelor of Technology (Chemical Engineering), Indian Institute of Technology (IIT), Bombay, India, 1972

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. ________FABRIZIO BONANNI____________________________________,

born in _________FIRENZE____________________ (________ITALY___________)

on ___AUG. 15, 1946___________, Passport no. ____[redacted]______, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 23, 2025 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2025, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

X□ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code **(*)** and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

X□ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

X□ to meet the independence requirements set forth under article 2399 of the Italian Civil Code **(**)** ([3]);

□ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

X□ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company **(***)** ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

X□ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

□ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

X□ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

X□ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

____Los Angeles CA_____, April 11, 2025.

[signature]

(Nominee's signature)

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Holding a doctorate in chemistry from the University of Florence, Italy, Fabrizio carried out postdoctoral work in physiological chemistry at the Massachusetts Institute of Technology. He is an alumnus of the Institute for International Management, Northwestern University, J.L. Kellogg Graduate School of Management and of the Executive Program in Manufacturing, Harvard University, Graduate School of Business Administration. He spent 25 years at Baxter International in Italy, Belgium, and the U.S. reaching the positions of corporate vice president Quality System and CVP Regulatory and Clinical Affairs. From 1999 to 2013, he served in senior executive roles at Amgen, including senior vice president, Quality and Compliance and corporate compliance officer, senior vice president, Manufacturing, and executive vice president, Operations. Currently, he is a member of the board of INCOG BioPharma Services. His past board memberships include UCLA's Technology Development Corporation, XBiotech, where he chaired the Audit Committee, Menarini Biotech, and Theranos, where he chaired the Compliance and Quality Committee. He has been a member of the board of directors of Stevanato Group since 2013.

Dopo aver conseguito un dottorato in chimica presso l'Università di Firenze, Fabrizio ha avuto un incarico di post-dottorato in chimica fisiologica presso il Massachusetts Institute of Technology. È alumnus dell'Institute for International Management, Northwestern University, J.L. Kellogg Graduate School of Management e dell'Executive Program in Manufacturing, Harvard University, Graduate School of Business Administration. Ha trascorso 25 anni in Baxter International in Italia, Belgio e Stati Uniti raggiungendo le posizioni di Corporate Vice President Quality System e CVP Regulatory and Clinical Affairs. Dal 1999 al 2013, ha ricoperto ruoli dirigenziali in Amgen, tra i quali: Senior Vice President Quality and Compliance and Corporate Compliance Officer; Senior Vice President Manufacturing and Vice President Esecutivo Operations. Attualmente è membro del Consiglio di Amministrazione di INCOG BioPharma Services. Ha ricoperto precedentemente il ruolo di Consigliere di Amministrazione nella Technology Development Corporation dell'università UCLA, in XBiotech, dove ha presieduto l'Audit Committee, in Menarini Biotech e in Theranos, dove ha presieduto il Compliance and Quality Committee. Dal 2013 è membro del consiglio di amministrazione di Stevanato Group.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. William Federici,
born in Somerville, NJ, USA ( )
on July 6, 1959, ID Card/Passport no. [redacted], with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 23, 2025 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2025, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

- [X] to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);
- [X] not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);
- [X] to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);
- [ ] to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);
- [X] to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

X to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company **(****)** ([6]);

X to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company **(****)** ([7]);

X to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

X to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

Newtown, PA, April 11, 2025.

[signature]

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Biography for William John Federici

WILLIAM J. FEDERICI

RETIRED SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF WEST PHARMACEUTICAL SERVICES, INC.



Mr. Federici joined West, a NYSE traded US public company, in 2003 as Chief Financial Officer after more than 20 years' experience in public accounting primarily serving the Pharmaceutical Industry. He retired from West in 2018 as Senior Vice President and Chief Financial Officer.

Mr. Federici holds a BA in Economics from Rutgers University, Livingston College attending from 1977- 1981 and an MBA in Professional Accounting from Rutgers University attending from 1981- 1982. He is a member of the American Institute of Certified Public Accountants.

Mr. Federici has been a member of the Board of Directors of Stevanato Group S.p.A., a NYSE listed public company and a Global provider of drug containment, drug delivery and diagnostic solutions for the Pharmaceutical, Biotechnology and Life Sciences Industries, where he has served as Audit Committee Chair since 2021.

Mr. Federici has been a member of the Board of Directors of Zynerba Pharmaceuticals, Inc., a Specialty Pharmaceutical, US public company, where he has served as Audit Committee Board Chair since 2015 through its sale to Harmony Biosciences in October 2023.

Biography for William John Federici

He has been a member of the Board of Directors and a member of the Finance Committee of the American Oncologic Hospital and Affiliates (Fox Chase Cancer Center) since 2015.

From June 2002 through August 2003 Mr. Federici was an audit partner and National industry director for Pharmaceuticals of KPMG LLP, and prior thereto, was an audit partner for Arthur Andersen, LLP.
With his leadership experience in the global pharmaceutical and accounting industries, Mr. Federici brings valuable expertise in financial and audit-related matters.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. Karen Flynn, born in Plainfield NJ USA (Karen O'Sullivan) on 18 Dec 1962, ID Card/Passport no. [redacted], with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 23, 2025 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2025, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☒ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code **(*)** and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors [1];

☒ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy [2];

☒ to meet the independence requirements set forth under article 2399 of the Italian Civil Code **(**)** [3];

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 [4];

☒ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company **(***)** [5];

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☒ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

__________________________, April 11, 2025.

Karen Fly

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Karen A. Flynn

[redacted] • [redacted]

PROFESSIONAL PROFILE

Senior level executive with proven track record of leadership and success. Creative and strategic thinker. Commercial, operations general management and governance experience with demonstrated ability to align teams to goals and achieve results. Strong pharmaceutical services background with direct P&L accountability for global business generating annual revenues of up to $2 Billion business. Board of Directors member for both small cap and Fortune 500 publicly traded companies, collaborating with management and Board to establish strategic objectives and achieve growth ambitions.

WORK EXPERIENCE

Catalent Pharma Solutions **Somerset, NJ**

President, BioModalites (interim) April, 2023 - October, 2023

Led the Plasmids, Cell Therapy, Gene Therapy and Protein Drug Substance businesses for interim period while simultaneously serving on the Board of Directors.

Chief Commercial Officer October, 2021 - July, 2022

Accountable for the overall commercial/go to market/branding strategy of the company. Responsible for corporate commercial excellence, salesforce operations, marketing and global strategic account management functions. Led strategic initiatives that drove coaching performance, digital evolution of commercial systems, market intelligence, and customer segmentation to achieve top line growth for Catalent and an optimized customer experience.

President, Biologics and Chief Commercial Officer January, 2020 – October, 2021

Accountable for the P&L of Catalent's global Biologics business and for the comprehensive commercial excellence of the company. Led the Biologics business unit during COVID pandemic – overseeing major capital expansions and growth initiatives, including acquisitions of assets and businesses to expand capacity and breadth of offerings. Revenues of $2B were achieved for FY21 (ending June 30, 2021), representing annual growth of 89% vs prior fiscal year. Achieved EBITDA growth of 156%.

West Pharmaceutical Services **Exton, PA**

Senior Vice President and Chief Commercial Officer January, 2016 – January, 2020

Accountable for West's revenues and gross profit at standard (approximately $1.7 Billion in sales). Achieved 7% revenue CAGR. Created a new operating commercial model for the business, transitioning the organization from a regional and product focused structure to a market orientation. Full responsibility for all market facing functions: General Management of four Market Units, inclusive of sales, marketing strategy and product management, technical services, sales operations, laboratory services, quality and regulatory affairs. Key accomplishments include double digit growth of the Asia Pacific markets, double digit growth of Contract Manufacturing business, introduction and major customer adoption of key high value packaging components and delivery devices, development of the West Knowledge Center and e-commerce platform, and launch of West Integrated Solutions. Secured acquisition of South Korean distributor to expand influence in this rapidly growing market.

President, Pharmaceutical Packaging Systems October, 2014 – January, 2016

Accountable for the largest division of West, with full P&L and global sales of $1 Billion and Operating Profit of $220 Million. Achieved sales and profitability growth in excess of budgeted targets at constant currency (>7% sales and >17% OP) with strong focus on emerging markets, sales of high value products, and operational efficiencies. Put into practice new Innovation Management process, Network Optimization program, and Continuous Improvement Office. Implemented new Quality Culture focus worldwide. Led enterprise wide five year strategic planning process for the company, resulting in a transformational change in the structure of West which was enacted in 2016.

President, Americas, Pharmaceutical Packaging Systems June, 2012 – October, 2014

Full P&L responsibility for the Packaging Systems business in North and South America, including management of finance, operations, supply chain, sales, marketing, quality, R&D, and HR. Responsible for 1500+ employees and $450+ million in annual revenues. Achieved operating profit improvement of 15% in two years. Implemented global divisional S&OP, SGA/talent planning, and capital budgeting processes, replacing regional models, to improve efficiencies and customer responsiveness. Executive Officer and member of Divisional leadership team. Championed formation of West's WIN (Women Investing and Networking) resource group, which has since expanded to five global locations. Major contributor to divisional five year strategic business plan, including strategic workforce plan, capital plan, and operating budgets.

Vice President, Sales, Americas May, 2008 – June, 2012

Led the Sales organization in North and South America for injectable packaging division. Grew sales 24% in 4 years. Upgraded negotiating effectiveness through training and implementation of process methodology, resulting in secured multi-year supply agreements and enhanced profit margins. Implemented CRM/Opportunity funnel management – improving global customer relationship management, opportunity visibility, collaboration between Sales and Marketing, and forecast accuracy. Launched Global Key Account Management program with defined structure, organization, program elements, governance, and metrics, resulting in revenue growth for global key customers at a rate twice that of other customers.

Cardinal Health/Catalent Pharma Solutions **Somerset, NJ**

Vice President, Global Accounts Team Leader July 2006 – May, 2008

Sales leader for team of Global Account Directors (corporate level sales professionals). Responsible for approximately $725 million in revenues for top tier accounts, achieving revenue growth of 9% and exceeding budget by 26%. Effectively led the transition of the Global Accounts Program with analysis of account selection, recruitment of team members, and implementation of strategic planning and management tools.

Vice President, Global Accounts December, 2004 – July, 2006

Director, Account Development July, 2000 – December, 2004

Increasing level of responsibility for leading business development and account management activities for a select group of pharmaceutical customers, ranging from virtual to major pharma companies. Developed analyses of customer's business environment, strategy and products, and creatively aligned solutions-oriented offerings to meet their needs. Responsible for negotiating product development, clinical supply, analytical service, and commercial supply agreements. Consistently exceeded account growth objectives, closing more than 20 agreements in 5 years, with $75 million in new business. Managed a portfolio of on-going business with annual revenues of $180 million.

West Pharmaceutical Services **Exton, PA**

Various technical and commercial roles of increasing responsibility June, 1985 – July 2000

The Firestone Tire and Rubber Company **Akron, OH**

Junior Engineer June, 1984 – March, 1985

BOARD OF DIRECTORS SERVICE

Ascend Advanced Therapies February, 2025 - Present

Stevanato Group May, 2024 – Present

- Compensation Committee
- ESG Committee
- Business and Strategy Committee

Catalent Pharma Solutions September, 2022 – January, 2024

Quanterix Corporation June, 2022 – Present

Compensation Committee (Chair)

Nom and Gov Committee

Sotera Health November, 2023 – Present

Audit Committee

GermFree Laboratories, LLC December, 2023 – Present

Renumeration Committee (Chair)

Recro Pharma, Inc. September, 2015 – January, 2020

Audit Committee

Compensation Committee member and Chair

EDUCATION

University of Pennsylvania **Philadelphia, PA**

Master of Science, Engineering May, 1994

Executive Education program – joint technology management curriculum with the School of Engineering and Applied Science and The Wharton School

Boston University **Cherry Point, NC**

Master of Science, Business Administration January, 1987

University of Notre Dame **Notre Dame, IN**

Bachelor of Science, Pre-Professional Studies (pre-med) May, 1984

SELECT PROFESSIONAL ACCOMPLISHMENTS, SERVICE, AND OTHER AFFILIATIONS

The Franklin Institute - Board of Trustees September, 2022 - Present

Hesburgh Women of Impact Mentor

Kellogg School of Management - Women's Senior Leadership Program

Kellogg School of Management – Corporate Governance, Effectiveness and Accountability in the Board Room

Silver Stevie Award for Women in Business

Ellen Ann Roberts Business Award

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Ms. Sue-Jean Lin,

born in Taiwan, Republic of China

on 29 November 1958, ID Card/Passport no. [redacted] with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 23, 2025 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2025, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

X to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code **(*)** and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

X not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

X to meet the independence requirements set forth under article 2399 of the Italian Civil Code **(**)** ([3]);

X to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

X to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company **(***)** ([5]);

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

X to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

X to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

X to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

X to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

, April 11, 2025.

____

(Nominee's signature)

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

SUE-JEAN LIN

[redacted], Dallas Fort Worth, Texas, [redacted]
[redacted]



Sue-Jean Lin is an accomplished global business leader across a diverse set of corporate functions including information technology, finance, cybersecurity, risk management, digital transformation, AI, data & analytics. Sue-Jean brings deep strategic leadership and a demonstrated ability to scale and accelerate higher value. Her career in the life sciences industry spans 35 years where she has driven enterprise growth and business transformation. Sue-Jean is recognized as a trusted advisor to Fortune 500 C-suites, a public company board member and qualifies as a financial expert.

She is the Audit Committee Chair and an independent director of the **Arcutis Biotherapeutics** (Nasdaq: **ARQT**), a Governance Fellow with the National Association of Corporate Directors (NACD) and has earned the NACD's CERT Certificate in Cybersecurity oversight. She joined ARQT board in June 2021 when the company was in the late stage of developing innovations in immuno-dermatology products. Today, the company has successfully entered the commercial stage with multiple indications treating skin diseases following FDA approval for ZORYVE.

Sue-Jean, until March 2025, was the Senior Vice President and Chief Information & Transformation Officer at **Alcon** (NYSE/SIX: **ALC**), based in Geneva, Switzerland, and was a member of the executive committee of Alcon (ECA). Alcon, with annual sales of $10B and a market cap of $45+B, was a business carve-out from Novartis and went public in April 2019. She joined the company in 2018 and led major initiatives to stand up new company, deliver top-tier digital and technologies, ERP, R&D clinical solutions, data lake, AI and analytical capabilities. She managed transformation programs across different functions that contributed more than $400M year-over-year savings to its financial results. Sue-Jean works closely with the executive team to cultivate a new culture, transform core business models, and continuously improve services for eye care professionals and patients.

Previously, Sue-Jean was a member of the **Hill-Rom** (now **Baxter International**) executive leadership, serving in the capacity of Senior President & Chief Information Officer. During her tenure, Hill-Rom doubled its market capitalization through new products, which included the integration of nurse calls system with EHR integration and an innovative Smart+ Bed platform for acute care. Sue-Jean was instrumental in enabling the company's first-ever e-commerce channel supporting patient engagement and improving the effectiveness of biomedical professionals through e-commerce, industrial internet of things (IIoT) and data strategy.

Sue-Jean was Senior Vice President & Chief Information Officer for **Allergan** (now **Abbvie**) during a time when the company experienced hyper-growth with its breakthrough innovations in Ophthalmology and Neurosciences. The company later became a world leading medical aesthetic business with its Botox Cosmetic indication. She led major initiatives including a B2B2C model to foster consumer and physician digital engagement. Prior to the CIO role, she was the CFO, VP & Controller for Allergan's Europe, Middle East, Africa and Asia Pacific regions. During her seven-year assignment in the U.K., she drove business turnaround that ultimately quadrupled sales and accelerated margin expansion. Sue-Jean served on Allergan's subsidiary boards in Ireland, United Kingdom and Italy and was responsible for the statutory accounting and tax strategies.

Sue-Jean won the National Orbie Year of CIO award in 2022 in the Global category and was a winner of Dallas Orbie CIO award in 2021 in the Super Global category. She has earned awards from Computerworld, CIO Magazine, UCLA Anderson Business School. She collaborated with the MIT CISR and published several briefings. In 2024, she earned a certification from Stanford University Graduate School of Business in AI and Digital Innovation. In 2022-4, she was the finance committee chair for a non-profit organization, T200.org, mentoring and empowering women in technology.

Sue-Jean has a Bachelor of Science degree in accounting, and a master's degree in business administration (MBA) from the University of Nevada, Reno. She is married and has two children.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. ELISABETTA MAGISTRETTI,

born in BUSTO ARSIZIO (VA - ITALY)

on July 21, 1947, ID Card/Passport no. [redacted], with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 23, 2025 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2025, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

☑ to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors [1];

☑ not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy [2];

☑ to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) [3];

☑ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 [4];

☑ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) [5];

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

- [x] to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);
- [x] to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);
- [x] to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);
- [x] to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

Bersto A, April 11, 2025.

Elisabetta Magistretti

(Nominee's signature)

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Elisabetta Magistretti

Italian Citizen
Degree magna cum laude in Economics at the University "L. Bocconi" in Milan in 1971;
Enrolled as certified public account and auditor;
From 1972 to 2001 in Arthur Andersen, becoming then partner in 1984;
From 2001 to 2006 Senior Executive - Responsible of Administrative Government Department in Unicredit, becoming, in the same company, Senior Executive - Responsible of Group Internal Audit Department from 2006 to 2009 ;
She served as independent non executive Director of Pirelli & C. S.p.A. (from 2011 to 2016) and of Luxottica Group S.p.A. (from 2012 to april 2020)
From 2011 to 2023 non executive director of Mediobanca - Banca di Credito Finanziario S.p.A (independent up to 2020)

At present independent non executive director of Brembo N.V., Smeg S.p.A and Yafa S.p.A.
She is member of the Boards of Statutory Auditors of Unicredit Foundation, and of Fondazione Italiana Accenture, not for profit entities.

April, 2025

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. Donald E. Morel Jr.,

born in Richmond Virginia USA (_____)

on August 9, 1957, ID Card/Passport no. [redacted] _____, with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 23, 2025 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2025, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

- [x] to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code **(*)** and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);
- [x] not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);
- [x] to meet the independence requirements set forth under article 2399 of the Italian Civil Code **(**)** ([3]);
- [ ] to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);
- [x] to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company **(***)** ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☑ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☑ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☑ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☑ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

______________________, April 11, 2025.

____

(Nominee's signature)

---

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Donald E. Morel Jr., PhD
Chairman and Chief Executive Officer (retired)
West Pharmaceutical Services Inc. (NYSE: WST)

Dr. Morel served as Chief Executive Officer of West from 2002 through 2015 and Chairman from 2003 – 2015. During his tenure revenues tripled and market capitalization increased more than twelve times. West was the top performing healthcare dividend stock on the NYSE over this time period. Prior to being named CEO he served as Chief Operating Officer and President of the Pharmaceutical Systems Division. His career at West started in 1992 as Director of R&D.

From 1984 to 1992 he worked in various positions developing technology for space based remote imaging and the Strategic Defense Initiative. He served as an advisor to NASA on a number of Space Station programs and in 1989 was selected by the Astronaut Office for training as a Mission Specialist. His research has been funded by NASA, the Office of Naval Research, the National Science Foundation, and DARPA.

Dr. Morel completed his undergraduate degree in Engineering at Lafayette College and his graduate studies at Cornell University in Materials Science and Veterinary Medicine and the Darden School of the University of Virginia. He received a D.Sc. (Hons) from Roanoke College.

Dr. Morel serves as a Director of the Stevanato Group SpA (NYSE:STVN). He is Chairman Emeritus of the Board of Trustees of the Franklin Institute in Philadelphia, PA and also chairs the Foundation Board of the American Oncologic Hospital of the Fox Chase Cancer Center and the Travis Manion Foundatio. He is the founder of Progenitor Capital LLC and Chairs the Morel Family Foundation. He currently serves as a Trustee of the Darden school at the University of Virginia.

STATEMENT

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr. LUCIANO SANTEL, born in VENEZIA (ITALY) on 12th October 1956, [redacted], with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 23, 2025 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2025, and

- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

X to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code (*) and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

X not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

X to meet the independence requirements set forth under article 2399 of the Italian Civil Code (**) ([3]);

☐ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

X to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company (***) ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☒ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☒ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

☒ to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

☒ to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

Milan, April 11, 2025.

____

(Nominee's signature)

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

Luciano Santel

Laureato in Economia e Commercio presso l'Università Ca' Foscari di Venezia, si è formato presso primarie società di audit internazionali quali Ernst & Young e Arthur Andersen.

Ha lavorato come Direttore Finance in IVG e poi nel gruppo Rossignol. Nel 1996 ha assunto il ruolo di Chief Operating Officer di Retail Brand Alliance (già Casual Corner Group Inc.) dove è rimasto fino al 1999, quando è entrato in Luxottica Group S.p.A. con il ruolo di Vice President International Development. Dal 2001 al 2009 è stato Chief Corporate Officer in Geox S.p.A., mentre nel 2009 ha assunto il ruolo di Chief Executive Officer di Stefanel S.p.A. Ha inoltre ricoperto il ruolo di Amministratore Indipendente e membro del Comitato Controllo e Rischi di Luxottica Group S.p.A. dal 2015 al 2020.

Nel 2013 entra in Moncler con il ruolo di Chief Corporate Officer. Attualmente è Amministratore Esecutivo di Moncler e Chief Corporate & Supply Officer del Gruppo Moncler; è inoltre dirigente preposto ex Art. 154-bis del TUF di Moncler.

Luciano Santel

After graduating in Business Administration at University Ca' Foscari of Venice, he spent his early years in international audit companies like Ernst & Young and Arthur Andersen.

He worked as Finance Director at IVG and then at Rossignol group. In 1996 he became Chief Operating Officer of Retail Brand Alliance (already Casual Corner group Inc.) where he remained until 1999 when he joined Luxottica Group S.p.A. as Vice President International Development. From 2001 to 2009 he was Chief Corporate Officer at Geox S.p.A., whilst in 2009 he became Chief Executive Officer for Stefanel S.p.A. He also served as an Independent Director of Luxottica Group S.p.A. from 2015 to 2020.

In 2013 he joined Moncler as Chief Corporate Officer. He is currently Executive Director of Moncler and Chief Corporate & Supply Officer of the Moncler Group; he is also Manager in Charge pursuant to Article 154-bis of the Consolidated Law on Finance.

<u>**STATEMENT**</u>

ACCEPTANCE OF NOMINATION FOR THE OFFICE OF DIRECTOR

AND/OR MEMBER OF THE AUDIT COMMITTEE OF STEVANATO GROUP S.P.A.

AND FULFILLMENT OF THE RELEVANT REQUIREMENTS SET FORTH

UNDER THE APPLICABLE LAWS AND BY-LAWS' PROVISIONS

I, the undersigned Mr./Ms./Dr. ______________________ALVISE SPINAZZI______________________,
born in ______________________VENICE-ITALY______________________(VE)

on__________APRIL 13 1973______________, ID Card/Passport [redacted] with reference to:

- the General Meeting of the Shareholders of Stevanato Group S.p.A. (the "**Company**") convened on May 23, 2025 (the "**General Meeting**") to resolve upon, *inter alia*, the appointment of the members of the Board of Directors for the period ending on the date of approval of the Company's financial statements for the financial year ending on December 31, 2025, and
- the slate of candidate directors to be presented by Stevanato Holding S.r.l. to the General Meeting for the appointment of the members of the Board of Directors for said period, pursuant to Article 16 of the Company's by-laws,

in my capacity as nominee for the office of Director and/or member of the Audit Committee of the Company, pursuant to Article 16.3 of the Company's by-laws, hereby

STATE AND CERTIFY

as of the date hereof,

X to meet the eligibility and integrity requirements set forth under Article 2382 of the Italian Civil Code **(*)** and possess the professionalism and skills required to perform the tasks entrusted to the Company's Directors ([1]);

X not to have been disqualified from holding the office of company director in a Member State of the European Union other than Italy ([2]);

□ to meet the independence requirements set forth under article 2399 of the Italian Civil Code **(**)** ([3]);

□ to be enrolled in the Italian Register of Legal Auditors (*Registro dei revisori legali*) established at the Ministry of Economy and Finance pursuant to Italian Legislative Decree no. 39/2010 ([4]);

□ to meet the requirements of independence set forth under the United States laws and regulations and the New York Stock Exchange regulations applicable to the Company **(***)** ([5]);

---

[1] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirements.

[2] All nominees for the offices of Director and member of the Audit Committee of the Company must meet such requirement.

[3] At least one third of nominees for the offices of Director and member of the Audit Committee of the Company and all nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[4] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[5] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

☐ to meet the requirements of financial literacy set forth under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([6]);

☐ to possess the accounting or related financial management expertise required under the United States regulations and the New York Stock Exchange regulations applicable to the Company (****) ([7]);

X to be aware that the personal data provided in this Statement will be handled by the Company within the scope and for the purposes for which this Statement is rendered, hereby authorizing its publication in accordance with the applicable provisions of law ([8]);

X to accept the nomination for and - if appointed by the General Meeting and/or by the Board of Directors of the Company - the office of Director and/or of member of the Audit Committee of the Company ([9]).

***

The undersigned also undertakes to promptly notify the Company of any variations of the information included in this Statement and to provide, at the Company's request, any relevant evidence to prove the accuracy of the information hereby submitted.

Attached is a *curriculum vitae* ([10]) and a copy of a current ID Card/Passport.

Padova, April 11, 2025.



(Nominee's signature)

[6] All nominees for the office of member of the Audit Committee of the Company must meet such requirements.

[7] At least one nominee for the office of member of the Audit Committee of the Company must meet such requirement.

[8] All nominees for the offices of Director and member of the Audit Committee of the Company must provide the Company with such authorization.

[9] All nominees for the offices of Director and member of the Audit Committee of the Company must accept the nomination.

[10] The *curriculum vitae* attached to this statement must include all the offices as director, statutory auditor (*sindaco*) or member of other corporate bodies held by each nominee in other companies.

ALVISE SPINAZZI

EDUCATION

FORDHAM UNIVERSITY SCHOOL OF LAW, New York, NY
LL.M. in International Business and Trade Law, May 2000
Selected courses: Corporations, Securities Regulation, Antitrust
Research Assistant to Prof. Valentine Korah (EC Competition Law), spring semester 2000

UNIVERSITY OF PADUA SCHOOL OF LAW, Padua, Italy
Postgraduate Specialization Course in Law of International Commerce and Finance, 1998

UNIVERSITY OF PADUA SCHOOL OF LAW, Padua, Italy
"Laurea in Giurisprudenza" (J.D. equivalent), October 1997 (U.S. G.P.A. equivalent: 3.6)

UNIVERSITY OF GRENOBLE SCHOOL OF LAW, Grenoble, France
Ten-month exchange program with the University of Padua (scholarship), 1993-1994

LEGAL EXPERIENCE

STUDIO LEGALE SAT - SPINAZZI AZZARITA TROI GENITO, Padova, Italy
Partner (2007 – present)
Corporate department: provided assistance to clients in connection with national and international transactions, the negotiation of commercial agreements (including distribution agreements, license agreements, joint-venture agreements). Provided assistance to foreign companies starting-up their business in Italy and to Italian companies starting-up their business abroad

CHIOMENTI STUDIO LEGALE, Milan, Italy
Associate (2002 –2006)
Corporate department: focused on M&A and Private Equity transactions. Provided assistance in connection with several commercial and manufacturing joint-ventures. Drafted and negotiated several transaction documents, including share purchase agreements, shareholders' agreements, letters of intents, license agreements, distribution agreements, etc.

SIMPSON THACHER & BARTLETT, New York, NY
International associate (2001 –2002)

Corporate department: performed legal due diligence, prepared legal memoranda and reviewed transaction documents mostly relating to commercial and M&A transactions

STUDIO LEGALE CARNELUTTI, Milan, Italy
Associate (1998 - 1999)
Drafted pleadings, briefs, and memoranda of law and conducted legal research. Specific matters included: Incoterms '90 (C.I.F. and F.O.B. terms), 1994 Uniform Customs and Practices for Documentary Credits, International Convention on Contracts for the Sale of Goods, conflicts of laws. Focused on corporate (directors liability), civil procedure and commercial arbitration issues. Participated in client meetings.

ADMISSIONS

ITALIAN BAR
Avvocato since 2001

SUPREME COURT OF THE STATE OF NEW YORK
Attorney and Counsellor-at-Law since 2001

OTHER EXPERIENCE

EUROPEAN PARLIAMENT, Luxembourg, Luxembourg
Internship (November 1997 - December 1997)
Task-force Enlargement Office: Conducted research and drafted memoranda concerning the European Community enlargement; drafted a publication concerning the political and commercial relations between Poland and the European Community.

ADDITIONAL INFORMATION

LANGUAGES: Italian (native), French (fluent), English (fluent).

SPORTS: Rowing, running.